May 11, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Irene Paik

RE:	VistaGen Therapeutics, Inc.
Registration Statement on Form S-3
(File No. 333-237968)

Dear Mr. Gabor,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, VistaGen Therapeutics, Inc., a Nevada corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 10:00 a.m. Eastern Standard Time on May 13, 2020, or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Ms. Jessica R. Sudweeks at (619) 272-7063, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours,

VISTAGEN THERAPEUTICS, INC.

/s/ Shawn K. Singh
Shawn K. Singh
President and Chief Executive Officer

cc:          Jessica Sudweeks
Partner
Disclosure Law Group, a Professional Corporation